____________________________________________________

UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

_______________________

FORM 6-K

__________________________________

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16

under the Securities Exchange Act of 1934

For the month of October 2025

Commission File Number: 001-15102

__________________________________

Embraer S.A.

__________________________________

Avenida Dra. Ruth Cardoso, 8501,

30th floor (part), Pinheiros, São Paulo, SP, 05425-070, Brazil

(Address of principal executive offices)

__________________________________

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F ☒ Form 40-F ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ☐

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: October 14, 2025

Embraer S.A.

By:	/s/ Antonio Carlos Garcia
	Name:	Antonio Carlos Garcia
	Title:	Executive Vice President of Finance and Investor Relations

2025

EMBRAERDAY

25 YEARS
EMBRAER LISTED NYSE

This presentation does not contain projections of the Company, as that term is defined under applicable Brazilian capital markets laws and regulations.

Any projections of the Company are disclosed, if and when made, by means of notices of material events and are also set out in Item 3 of the Company's publicly available Annual Reference Form and in the Company's published financial statements.

The information contained herein may include the Company's forward-looking assessments, estimates, aspirational content and opinions regarding various aspects of its operations and markets, including market trends and expectations. These forward-looking statements do not constitute projections for purposes of Brazilian capital markets laws and regulations.

The Company does not represent, warrant, or guarantee any future events or results. Any forward-looking statements are subject to risks and uncertainties and are based on information available as of the date hereof, and the Company undertakes no obligation to update them.


2025
EMBRAERDAY
25 YEARS
EMBRAER LISTED NYSE
E2
EMBRAER
E195-E2
EMBRAER
EMBRAER

2025 EMBRAER DAY

25 YEARS EMBRAER LISTED NYSE

FRANCISCO GOMES NETO
President & CEO
Embraer



EMBRAER


EMBRAER DAY 2025
PROFITABLE GROWTH
Driven by Efficiency and Innovation
25 YEARS EMBRAER LISTED NYSE
PROVEN RESULTS
Remarkable sales & revenue
Profitability
Improving operational efficiency
ON THE HORIZON
Substantial midterm growth
Ambitious long-term momentum
Next-gen product development
EMBRAER

STRONG MARKET RECOGNITION


Embraer SA
NYSE: ERJ
+235%
$58,31
Oct 2019
Oct 2025

SHARE VALUATION AT HISTORIC LEVEL


EMBRAER

25 YEARS LISTED ON THE NYSE

S&P Global

FitchRatings

MOODY'S

INVESTMENT GRADE

EMBRAER DAY 2025

RECORD SALES

Consistent Demand Across Embraer

25 YEARS EMBRAER LISTED NYSE

COMMERCIAL AVIATION


avelo

New E2 fleet deals with ANA, SAS, LATAM and Avelo

Expanding footprint in key markets

E175 strong sales activity (SkyWest order 60+50)

EXECUTIVE AVIATION



Record US $7 B deal with Flexjet

Strong Praetors demand from major operators

Phenom 300E best-selling light jet for 13th year

DEFENSE & SECURITY



New orders by Sweden & Portugal

KC-390 becoming the choice among NATO members

Renewed international interest in A-29 Super Tucano

SERVICES & SUPPORT


UNITED

Accelerated growth leading to record service sales

Expansion of our global network (Ft Worth MRO)

Increasing portfolio of services & innovative solutions

EMBRAER

RECORD BACKLOG

Paves the Way for Future Growth


+15.2%
(CAGR)
US$Bn
14.6
17.0
17.5
18.7
26.3
29.7*
~ 48
Options
2020
2021
2022
2023
2024
2Q25
2Q25 +
Options up to date

*** AROUND US $4B FROM 3Q25 DEALS NOT INCLUDED**

AVELO, LATAM, PANAMA, SWEDEN

STRONG FOCUS ON CAPACITY INCREASE AND SUPPLY CHAIN MANAGEMENT


EMBRAER

INVESTING TO INCREASE PRODUCTION



ENHANCING SUPPLY CHAIN CADENCE

EMBRAERDAY 2025

CONTINUOUS INVESTMENTS

Sites Expansions

25 YEARS EMBRAER LISTED NYSE








Flight Preparation Hangar #3
Site: MLB
Delivery: 1Q24

Paint Preparation Building
Site: MLB
Delivery: 1Q25

Flight Preparation Hangar
Site: GPX
Delivery: 1Q25

Paint Booth Center
Site: GPX
Delivery: 3Q25

Final Assembly Hangar Expansion
Site: GPX
Delivery: 3Q25

Delivery Center Expansion
Site: MLB
Delivery: 2Q26

Additional Machinery
Site: BOT
Delivery: 3Q26

Cabinetry shop Expansion
Site: GPX
Delivery: 3Q26

EMBRAER

EMBRAERDAY 2025

CAPACITY INCREASE

25 YEARS EMBRAER LISTED NYSE

PRODUCTION LEVELING EVOLUTION



J F M A M J J A S O N D
2024
2025
2026
ACTUAL
FORECAST



SAFETY FIRST
QUALITY ALWAYS

KC 390	Praetors
Increase in aircraft production **65%**	Increase in aircraft production **35%**
Reduction in production cycle time **16%**	Reduction of Travel Work **85%**
Improvement in Operational Efficiency (IUH**) **23%**	Reduction in the assembly cycle **40%**
Decrease in Cost of Poor Quality (CoPQ/SS***) **22%**	Increase in team productivity **22%**

**IUH (Internal Utilization of Hours)
***CoPQ/SS (Cost of Poor Quality per Sales Shipment)

EMBRAER

CAPACITY INCREASE

PRODUCTION LEAD TIME REDUCTION

PRAETOR



↓ 40%

KC-390



↓ 33%

E-JETS



↓ 27%

SAFETY FIRST
QUALITY ALWAYS

STRONG FOCUS ON CONTINUOUS IMPROVEMENT

- 800+ Kaizen projects on last 12 months
- Extensive use of AI to increase productivity
- Assets utilization maximized
- Production leveling & perfect station
  Efficiency gains: 18% deliveries
- Zero defect methodology implementation
  Reduction: -12% of CoPQ

EMBRAER DAY 2025

SUPPLY CHAIN MANAGEMENT 2.0

DRIVING EFFICIENCY

Experts at main suppliers and sub-tiers

Senior Management Meetings – C-Level engagement

Expanding supply chain capacity

Supply leveling – deploy lean initiatives

Increase resilience developing new sources

CAPABILITY BUILDING

Developing workforce expertise – Training programs at Procurement and Supply Chain academies

DIGITAL & AI TRANSFORMATION

Proactive risk management

OneChain enhancing integration

AI-Smart Planning for inventory & forecasting

New developments for early risk detection & smart contracts management to increase efficiency

16%

AIRCRAFT DELIVERIES INCREASE *

25%

AVERAGE SHORTAGES REDUCTION

*Total Commercial Av. & Executive Av. 9M24 vs. 9M25

EMBRAER 25 YEARS LISTED NYSE

EMBRAER

INVESTING IN TOMORROW

New Technologies, Innovation and R&D



ZERO EMISSIONS



AUTONOMOUS FLIGHT



AI & DATA SCIENCE



INDUSTRY 4.0



AIRFRAME COMPETITIVENESS



PASSENGER EXPERIENCE

EMBRAER DAY 2025

EMBRAER LISTED NYSE 25 YEARS

PEOPLE & CULTURE

A Great Place to Work Around the World





Great Place To Work® Certified™

EMBRAER DAY 2025

U.S. FOOTPRINT

25 YEARS EMBRAER LISTED NYSE

Over
45
years in U.S.

Over US
$3B
in assets

Supporting
12,500+
jobs in U.S.
(2,500+ direct employees and 10,000 indirect jobs in the U.S. supply chain)

More than
2,100
commercial and business jets

Around US
$4B
in U.S. exports in next 5 years

American | UNITED EXPRESS | DELTA CONNECTION | Alaska AIRLINES | FLEXJET | NETJETS



CALIFORNIA
SAN FRANCISCO
Embraer-X
ARIZONA
MESA
Executive Jets MRO
TEXAS
DALLAS
Executive Jets MRO
FLORIDA
FORT LAUDERDALE
Commercial Aviation Sales
Commercial Aviation Services & Support
Executives Jets MRO
WASHINGTON, D.C.
External Relations
Defense Sales
TENNESSEE
NASHVILLE
Aircraft Customer Services
GEORGIA
MACON
Aircraft Customer Services
FLORIDA
JACKSONVILLE
EDSI headquarters
A-29 Final Assembly
FLORIDA
MELBOURNE
Embraer US HQ
Executive Jets Headquarters
Global Center of Excellence
Final Assembly of Executive Jets
Engineering and Technology Center
Executive Jets MRO

EMBRAER

EMBRAER DAY 2025

U.S. GROWTH STRATEGY

25 YEARS EMBRAER LISTED NYSE



US $21B in equipment and parts from U.S. companies forecasted in next five years
(US $8B surplus for the U.S)

Potential deal of KC-390 with U.S. Air Force representing US $500M investments and 2,000 direct U.S. jobs



US $500M invested in a new maintenance facility in Texas and in expanded Florida operations, generating 500 more jobs

EMBRAER DAY 2025

STRATEGIC VISION


2025
2028
2030

MIDTERM GOAL OF REACHING DOUBLE DIGIT (US $B) REVENUE

KEEP INVESTING IN EVE AS AN IMPORTANT CONTRIBUTOR TO EMBRAER'S GROWTH

FOCUSED ON SUSTAINABLE GROWTH


EMBRAER
STRONGER THAN EVER
AND READY TO FLY HIGHER.

2025

EMBRAERDAY

25 YEARS

EMBRAER LISTED NYSE



2025
EMBRAERDAY
25 YEARS
EMBRAER LISTED NYSE
E2
E195-E2
EMBRAER

2025 EMBRAERDAY

25 YEARS EMBRAER LISTED NYSE



ARJAN MEIJER

President & CEO

Embraer Commercial Aviation

EMBRAER

COMMERCIAL AVIATION POWERING U.S. ECONOMY

40% Of flights at major airports are operated by Embraer jets

100M Passengers/year = 10% of all U.S. air pax traffic

1,200 Commercial aircraft

MAJOR AIRLINES IN U.S. FLY EMBRAER JETS

- Alaska Airlines
- American Airlines
- Avelo Airlines
- Breeze Airways
- Delta Airlines
- Mesa Airlines
- Republic Airways
- SkyWest Airlines
- United Airlines

CUSTOMER BASE

Embraer Family

135+ Operators

75+ Countries

2,150+ In Operation

Source: Embraer (Oct2025)



E175

BUSINESS HERO


BUSINESS HERO
E175

2025 orders

60 FIRM ORDERS + 50 PURCHASE RIGHTS

Deliveries Starting 2027


SkyWest
SkyWest
AIRLINES

E175 THE MOST SUCCESSFUL 80-SEATER JET



1,000 Firm Orders

792 Deliveries

208 Order Backlog

- BEST IN CLASS PASSENGER EXPERIENCE
- FIRM DELIVERIES THROUGH DECEMBER 2030
- BACKBONE OF US MARKET
- STRONG CAPITAL MARKET ACCEPTANCE
- RELIABILITY AT ITS CORE
- GROWING & LEADING MARKET SHARE

70 to 90-seat segment orders since 2013

E175 LEADERSHIP

Share of net orders


NORTH AMERICA
E175
88%
(734 A/C)
WORLDWIDE
E175
62%

Source: Embraer, Jun 2025.

E175 NEW INTERIOR COMING SOON

- Increased Overhead Bin capacity
- Reduced Weight Impact
- Improved Ergonomics & Enhanced Aisle Space
- Integrated Mood LED Lighting Solution

Source: Embraer, Jun 2025.



American Airlines

25 YEARS EMBRAER LISTED NYSE

E175 NEW INTERIOR COMING SOON

INTRODUCES EMBRAER'S NEW OVERHEAD BIN SOLUTION

Over 300 E170/E175 aircraft (line-fit and retrofit)




EMBRAERDAY
25 YEARS
EMBRAER LISTED NYSE
E-JETS E2
THE MOST EFFICIENT
SINGLE AISLE AIRCRAFT
EMBRAER

E2 ENTERS THE U.S. MARKET FOR THE FIRST TIME

E195-E2: Performance by design unlocking new markets
with the lowest-cost small narrowbody

Delivering from 1H 2027

50 Firm E195-E2s **+ 50** Purchase rights

A strategic shift to unlock profitability in the highly competitive low-cost segment

E2 GLOBAL PRESENCE

A new operator on every continent in the last 12 months


USA
50 E195-E2S AVELO
Scandinavia
45 E195-E2S SAS
Mongolia
2 E195-E2S HUNNU AIR
Japan
15 E190-E2S ANA
Chile
24 E195-E2S LATAM
South Africa
10 E195-E2S AIRLINK
Australia
8 E190-E2S VIRGIN
PROFIT HUNTER

Refers to last 12 months
Source: Embraer (Oct/2025)

E2-LEADING THE WAY IN COST-EFFICIENT, RELIABLE TRAVEL

Built on a trusted platform with **85% new components**, the E2 delivers efficiency improvements across the board including a **30% reduction in fuel burn per seat**


NEW WING
UPGRADED AVIONICS
4th GENERATION FULL FLY-BY-WIRE
NEW INTERIOR
E2
PROFIT HUNTER
NEW ENGINE
UPDATED FUSELAGE
NEW STABILIZER
NEW LANDING GEAR

UNBEATABLE COST EFFICIENCY


E195-E2 (136 seats)
E195 (112 seats)
E195 (120 seats)
A220-300 (140 seats)
NB Current Gen. (180 seats)
NB Next Gen. (180 seats)
COC per Seat
COC per Trip
25%
20%
15%
10%
5%
-5%
-10%
0%
5%
10%
15%
20%
25%
30%
35%
E195 (112 PAX)
E195 (120 PAX)
A220-300 (145 PAX)
E195-E2 (136 PAX)
NB Current Gen.
NB Next Gen.
Similar seat costs
20-25% lower trip cost!

Assumptions: Generic European Conditions, FH/year: 3,000, FH/FC: 2.0 (800 NM)

E2 EMBRAER ENHANCED TAKEOFF SYSTEM

MORE PAYLOAD, MORE RANGE FROM CHALLENGING AIRPORTS




YQT
MSP
YQB
YUL
YHZ
YYZ
OMA
ORD
DTW
DEN
JFK
MCI
STL
CVG
IAD
OKC
MEM
CLT
ELP
DFW
ATL
CUU
AUS
IAH
JAX
MCO
EYW
HAV
PVR
MEX
CZW
MBJ
KIN
SDQ
SJU
BZE
GUA
MGA
CCS
POS
SJO
PTY
GEO
BOG
UIO

UP TO 400NM OF ADDITIONAL RANGE FROM EYW

Increased benefit on runways as short as 5,000ft

With E^2TS

Without E^2TS

EMBRAER DAY 2025

THE QUIETEST NEW GENERATION JET

COMPARED TO DIRECT COMPETITOR


GROUND
CLIMB
CRUISE
DESCENT
E2 VS A220 CABIN NOISE (dB)
Noise perception
-10.8
-54%
-6.2
-31%
-3.8
-23%
-4
-23%

"The first reaction we get from our passengers when stepping on board is they love the fact there's no middle seat. It's quiet when we take off. The level of comfort on board really is providing an exceptional economy experience for our passengers."

#AccelerateOpportunity



Kevin Jackson
President, Porter Airlines

porter

25 YEARS EMBRAER LISTED NYSE

EMBRAER

E2 THE MOST ENVIRONMENTALLY-FRIENDLY JET IN SINGLE AISLE




Quieter
Δ Cumulative Level (EPNdB)
25
20
15
10
5
0
E190-E2
0
1
2
3
4
5
6
Δ CO2 emission (ton kg) per trip
600 nm
Greener
737-900ER
737-900
737-800
737-700
E195
A320
E190
A319
737 MAX 9
737 MAX 8
737 MAX 7
A220-300
A320neo
A220-100
A319neo
E195-E2


EMBRAERDAY
2025
25 YEARS
EMBRAER LISTED NYSE
23
operators
PROFIT HUNTER
E2
Wideroe Norway
Azul Brazil
Helvetic Switzerland
Binter Spain
Air Kiribati Kiribati
Air Peace Nigeria
KLM Netherlands
Porter Canada
TUI Fly Belgium
Placar Brazil
Royal Jordanian Jordan
Scoot Singapore
LOT Poland
Hunnu Air Mongolia
Luxair Luxembourg
Salam Air Oman
Mexicana Mexico
Virgin Australia Australia
ANA Japan
Airlink South Africa
SAS Scandinavia
Avelo United States
Latam Brazil
EMBRAER

E2 MARKET ACCEPTANCE

Strong performance, accelerating post-covid

NUMBER OF OPERATORS SINCE THE PROGRAM LAUNCH:



Trendline
25
20
15
10
5
0
Year 1
Y2
Y3
Y4
Y5
Y6
Y7
Y8
Y9
Y10
Y11
Y12
Y13
Y14
Y15
Y16
Y17
A220
E2

Since 2022:
11 new E2 customers: SalamAir, TUI, Royal Jordanian, Scoot, SKS, Luxair, Mexicana, LOT, Virgin, Hunnu Air, ANA, Avelo, LATAM
9 new A220 customers: TAAG, Croatia Airlines, Qantas, Bulgaria Air, Cyprus Airways, Air Niugini, Lufthansa, Animawings, LOT

LONG-TERM SEGMENT OVERVIEW

Small narrowbody segment is gaining traction



SMALL NARROWBODY NEW DELIVERIES


2015: 71
2016: 60
2017: 84
2018: 97
2019: 80
2020: 71
2021: 99
2022: 84
2023: 114
2024: 129
2025F: 140

Source: Cirium (Sep/25)

- Connectivity in a fragmented world
- Demand growth in secondary markets
- Increased use of mixed fleets to right-size capacity

EMBRAER DAY 2025

25 YEARS EMBRAER LISTED NYSE


TrueNoord

20 Firm E195-E2s **+ 30** Purchase rights 20 E195-E2s + 10 E175s

Deliveries starting 2027

EMBRAER

COMMERCIAL AVIATION SALES IN 2025

Source: Cirium (Sep/25)

60	SkyWest	E175
45	SAS	E195-E2
15	ANA All Nippon Airways	E190-E2
50	avelo	E195-E2
24	LATAM	E195-E2
20	TrueNoord	E195-E2

214 E-jets

2.7
Book-to-Bill

$15+ Bi


PROFIT HUNTER

2025

EMBRAERDAY

25 YEARS

EMBRAER LISTED NYSE



2025
EMBRAERDAY
25 YEARS
EMBRAER LISTED NYSE
E195-E2
EMBRAER

2025
EMBRAERDAY



HUNTER KEAY
CFO
Avelo Airlines



ARJAN MEIJER
President & CEO
Embraer Commercial Aviation

25 YEARS EMBRAER LISTED NYSE

EMBRAER

2025

EMBRAERDAY

25 YEARS

EMBRAER LISTED NYSE


2025
EMBRAERDAY
25 YEARS
EMBRAER LISTED NYSE
E2
EMBRAER
E195-E2
EMBRAER
EMBRAER

2025
EMBRAERDAY

MÁRCIO EDUARDO MONTEIRO

CMO
Embraer Defense & Security



HISTORY OF HIGH-VALUE DEFENSE SOLUTIONS



EMB-110 Bandeirante 1971
1973 EMB-326 Xavante
EMB-121 Xingu 1977
1977 EMB-111 Bandeirulha
T-27 Tucano 1982
1985 EMB-120 Brasilia
AMX 1989
2002 Authorities Transport, Training Jets
145 ISR Platform 2003
2004 A-29 Super Tucano
Radars 2011
2012 Border Surveillance
SISFRON
atech
Complex Systems 2013
2016 EMB-145 NETRA
VISIONA
SGDC Satellite Launch 2017
2019 KC-390 Millennium
F-39 Gripen 2020
2023 KC-390 Millennium NATO
Tamandaré Frigates 2025

20+

AIRCRAFT MODELS & APPLICATIONS FOR DEFENSE CUSTOMERS

60+

GOVERNMENT & ARMED FORCES

KC-390 MILLENNIUM & A-29 SUPER TUCANO

Defense's main growth drivers



EMBRAER DAY 2025

KC-390 MILLENNIUM

Unbeatable Combination

25 YEARS EMBRAER LISTED NYSE


MILLENNIUM

GAME CHANGER

READY FOR THE NEXT 50 YEARS

SPEED IN THE AIR AND FASTER TURNAROUNDS

RAPID RECONFIGURATION AND THE LATEST TECHNOLOGY

OPERATIONAL EFFICIENCY AND LOW LIFE-CYCLE COSTS

EMBRAER

KC-390 MILLENNIUM

True Multi-mission Plataform

AERIAL RESUPPLY | AERIAL ASSAULT | SPECIAL OPERATIONS | AERIAL FIREFIGHTING | MEDICAL EVACUATION | HUMANITARIAN AID | SEARCH & RESCUE | AIR-TO-AIR REFUELING



12 AIRCRAFT IN SERVICE

93% MISSION CAPABLE RATE[1]

98.7% COMPLETION RATE[2]

(1) Availability when scheduled maintenance is removed from the equation. (2) Rate of successful missions, once launched.

EMBRAER DAY 2025

KC-390 MILLENNIUM

Right Product, Right Timing


KC-390

47 **FIRM SALES**

2014	2019	2020	2023	2024				2025	
19 Brazil LAUNCH CUSTOMER	5 Portugal	2 Hungary	3 Rep. South Korea	5 The Netherlands	4 Austria	2 Czech Rep.	2 Undisclosed	+1 Portugal	4 Sweden

Aircraft Selected by: Lithuania, Slovakia

Options: 9 (Netherlands), 10 (Portugal)

KC-390 MILLENNIUM - MARKET

ADDRESSABLE MARKET:

APPROX. **460** AIRCRAFT

HORIZON:

20 YEARS


EUROPE
22%
MIDDLE-EAST
28%
AFRICA
9%
ASIA-PACIFIC
31%
AMERICAS
11%

Not including U.S.. strategic market and countries that manufacture their own tactical airlifters.

A-29 SUPER TUCANO MULTI-MISSION AIRCRAFT


LAA
Light Attack


ARA
Armed Reconnaissance


TTA
Tactical Trainer

A-29 SUPER TUCANO – MARKET DOMINANCE

21 AIR FORCES

260+ AIRCRAFT DELIVERED

39 NEW ORDERS IN LESS THAN 18 MONTHS



2024 → 2025

6	4	12	1	6	5	4	1
Paraguay	Undisclosed	Portugal	Uruguay	Undisclosed	Uruguay	Panama	SNC Sierra Nevada Corporation

A-29 SUPER TUCANO – MARKET

ADDRESSABLE MARKET:

APPROX. **540** AIRCRAFT

HORIZON:

20 YEARS


EUROPE
12%
MIDDLE-EAST
19%
AFRICA
27%
ASIA-PACIFIC
19%
AMERICAS
23%

Not including U.S. strategic market and countries that manufacture their own tactical airlifters.

CONTINUOUS EVOLUTION


Magyar Légierő
Hungarian Air Force
FORÇA AÉREA BRASILEIRA
FORÇA AÉREA PORTUGUESA
EVOLUTION
GROUP
대한민국공군



KC-390 AGILE TANKER



A-29 COUNTER UAS

EMBRAER DAY 2025

DEFENSE KEY RESULTS INDICATORS

REVENUE (US$)



+40%
448M
515M
721M
2022
2023
2024

EBIT (US$)



+60%
11M
4.1%
28M
5.5%
45M
6.2%
2022
2023
2024

BACKLOG (US$)



+68%
2.4Bi
2.5Bi
4.2Bi
2022
2023
2024

25 YEARS EMBRAER LISTED NYSE

EMBRAER

POSITIONED FOR GROWTH


KC-390
KC-390

UNBEATABLE PRODUCT PORTFOLIO

State-of-the-art, dependable, capable and ready solutions

SOLID SALES MOMENTUM

Record sales, growing fleet, dominance in NATO

STRONG RESULTS, SUSTAINABLE FUTURE

Market success and strong financials enabling growth

EMBRAER DEFENSE & SECURITY - READY FOR THE FUTURE


2025
EMBRAERDAY
25 YEARS
EMBRAER
LISTED
NYSE


2025
EMBRAERDAY
25 YEARS
EMBRAER LISTED NYSE
E2
E195-E2
EMBRAER

2025
EMBRAERDAY

EMBRAER LISTED NYSE 25 YEARS



MICHAEL AMALFITANO
President & CEO
Embraer Executive Jets



KRISTINE LIWAG
Executive Director
Morgan Stanley



DEAN ROBERTS
VP, Strategy, Sustainability & Development
Rolland Vincent Associates

EMBRAER


2025
EMBRAERDAY
EMBRAER

2025

EMBRAERDAY

25 YEARS

EMBRAER LISTED NYSE


2025
EMBRAERDAY
25 YEARS
EMBRAER LISTED NYSE
E2
E195-E2
EMBRAER

2025 EMBRAERDAY



CARLOS ALEXANDRE PERIN NAUFEL
President & CEO
Embraer Services & Support



GUILHERME PAIVA
EAH CFO, ERJ Head of Investor Relations, M&A and CVC

25 YEARS EMBRAER LISTED NYSE

EMBRAER

EMBRAER DAY 2025

SERVICES & SUPPORT OVERVIEW

Carlos Naufel

President & CEO
Embraer Services & Support



UNMATCHED PORTFOLIO


COMMERCIAL
AVIATION


EXECUTIVE
AVIATION


DEFENSE
& SECURITY


SERVICES
& SUPPORT



WHO WE ARE

A team of 5,000 people serving more than 2,000 customers in over 100 countries



OUR PORTFOLIO

TRAINING	ENGINEERING SERVICES	MATERIAL SOLUTIONS	AIRCRAFT ENHANCEMENTS	ENGINES AND COMPONENTS MRO	TECHNICAL SUPPORT	AIRFRAME MRO

ENTRY INTO SERVICE

Training
Engineering Services
Spare Parts



MAINTENANCE

Airframe MRO
Engine & Component MRO
Spare Parts & Repair
Aircraft Enhancements



OWNERSHIP TRANSITION

Remarketing Services
Aircraft Enhancements
Engineering Services
Training



OPERATIONS

Technical Support
Engineering Services
Training
Material Solutions



AIRCRAFT ENHANCEMENTS

Cabin Interior
Systems Upgrades
Performance Enhancements



ALTERNATIVE SOLUTIONS

Part-Out Services
E-Freighter
Phenom 300 MED





OGMA

WE ARE GLOBAL

- 7 GLOBAL DISTRIBUTION CENTERS
- 14 OWNED MROS
- 78 AUTHORIZED MROS
- 8 TRAINING CENTERS



ONE SITE, A WORLD OF CAPABILITIES

Over 105 years of experience. Located in a strategic location in Alverca, Portugal


CIVIL AVIATION
PAINTING HANGAR
3.000m RUNWAY
AEROSTRUCTURES
DEFENSE AVIATION
ENGINE MRO
OGMA

ACCELERATED GROWTH

NET REVENUE (US$Bi)


0.9
1.1
1.3
1.4
1.6
1.8
2x
2020
2021
2022
2023
2024
L12M

S&S BACKLOG (US$Bi)


2.0
2.4
2.6
3.1
4.6
4.9
2.5x
2020
2021
2022
2023
2024
2Q25

Average Adjusted EBIT (22/24) +15%

ACCELERATED GROWTH LEADING TO RECORD SALES

OPERATIONS EXCELLENCE DRIVING VALUE

CONTINUOUS CUSTOMER EXPERIENCE APPROACH

GROWTH & EFFICIENCY AVENUES



CAPACITY AND FOOTPRINT EXPANSION



DIGITAL & LEAN



NEW BUSINESS OPPORTUNITIES

FLIGHT PLAN TO THE FUTURE


~ 2x 2024
Embraer Fleet
Non-Embraer Fleet (including GTF)
US$ 0.2 Bi
US$ 1.4 Bi
2024
2030

FLIGHT PLAN TO THE FUTURE

EMBRAER FLEET
(Net Rev. US$ Bi)


MSD*
1.0
1.2
1.3
2022
2023
2024
2030

- Market size ~ US$ 5Bi
- Market share increase
  - Fleet size
  - New businesses

NON-EMBRAER FLEET
(Net Rev. US$ Mi)


LSD*
210
250
290
2022
2023
2024
2030

- Potential market ~ US$ 50Bi
- Component Repair

GTF
(Net Rev. US$ Mi)


HDD*
25
100
500
2024
2025
2026
2028

- US$ 15Bi contract in 30y
- PW 1100 engine (2024)
- PW 1900 engine (2026/27)

CAGR: MSD: Middle Single Digit LSD: Low Single Digit HDD: High Double Digit

2025

EMBRAER DAY

25 YEARS

EMBRAER LISTED NYSE


2025
EMBRAERDAY
25 YEARS
EMBRAER LISTED NYSE
E2
E195-E2
EMBRAER
EMBRAER

2025 EMBRAERDAY

25 YEARS EMBRAER LISTED NYSE



LUIS CARLOS AFFONSO

Senior VP of Engineering and Technological Development
Embraer

EMBRAER

EMBRAER ENGINEERING


SAFETY
WORLD-CLASS ENGINEERING
KEY DOMAIN TECHNOLOGIES
PROJECT MANAGEMENT
CUSTOMER SUPPORT & SERVICES
PROCESS & EFFICIENCY MANAGEMENT
LEAN DEVELOPMENT
CUSTOM-MADE SOLUTIONS
PRODUCT LIFE CYCLE MANAGEMENT
COMPLEX SYSTEMS INTEGRATION

MORE THAN 20 AIRCRAFT CERTIFIELD SINCE 2000


ERJ 145 XR
EMBRAER 170
EMBRAER 175
PHENOM 100
LEGACY 650
LEGACY 500
LEGACY 450
EMBRAER 175 PLUS
IPANEMA 203
PRAETOR 600
PRAETOR 500
ELECTRIC IPANEMA - POC
2001
2002
2003
2004
2005
2006
2007
2008
2009
2010
2011
2012
2013
2014
2015
2016
2017
2018
2019
2021
LEGACY 600
EMBRAER 190
EMBRAER 195
LINEAGE 1000
PHENOM 300
AEW&C India
KC-390
E190-E2
E 195-E2

ON BUDGET, AHEAD OF SCHEDULE, BETTER THAN SPEC

***E2**: The best development cycle among the new generation aircraft!*



New aircraft
E2
58 months: 2 months ahead of schedule!
Re-engine
NEO
Re-engine
MAX
New aircraft
CSERIES
New aircraft
SUKHOI SSJ
New aircraft
MRJ
PLANNED ENTRY INTO SERVICE
ACTUAL ENTRY INTO SERVICE
PROGRAM PAUSED

E190-E2 BETTER THAN SPEC


E190-E2
E2

CABIN NOISE

Target:
Competitors level

Achieved:
– 6 dB (mean)

EXTERNAL NOISE

Target:
-15 EPNdB

Achieved:
- 20 EPNdB

FUEL BURN

Target:
16% reduction

Achieved:
17.3% reduction

MAINTENANCE COST

Target:
850 FH – 8,500 FH

Achieved:
1,000 FH – 10,000 FH

MATERIAL SOLUTIONS

Target:
3 days

Achieved:
2,5 days with simpler devices

READY FOR THE FUTURE


Powered by
SUSTAINABLE
AVIATION FUEL

SUSTAINABILITY & NEW TECHNOLOGIES



INNOVATION VERTICALS

Engineering & Technology



ZERO EMISSION



AUTONOMOUS FLIGHT


E190-E2

AIRFRAME COMPETITIVENESS



INDUSTRY 4.0



AI & DATA SCIENCE



PASSENGER EXPERIENCE

SUSTAINABILITY JOURNEY


Efficiency
Non-CO2 Emissions
HEADING TO ZERO EMISSION
SAF
Hydrogen
Electric / Hybrid Electric



THE BEST WAY TO PREDICT THE FUTURE IS TO CREATE IT


EMBRAER DAY 2025
NEW GENERATION WINGS
25 YEARS EMBRAER LISTED NYSE
OPTIMIZED SOLUTION WITH REDUCED WEIGHT & DRAG.
COMPOSITE WING – HIGH ASPECT RATIO & HIGH SPEED.
EMBRAER


2025
EMBRAERDAY
SHAPING THE FUTURE
25 YEARS
EMBRAER LISTED NYSE
EMBRAER

FUTURE OF ENGINEERING

FUTURE OF ENGINEERING

- Full Collaborative Product Development
- Artificial Intelligence applied to engineering
- Change Management Process Evolution
- Model Based System Engineering
- Advancing Modeling & Simulation


E190-E2
E2

STEP CHANGE IN INTEGRATED DEVELOPMENT PROCESSES

AI REDEFINING DEVELOPMENT PROCESSES

Standards Compliance Agent –
Delivers faster development, higher quality, and fewer late reworks

Engineering Generative Agent –
Amplifies engineering productivity and captures decades of know-how


AI

Parts Reuse & Design Optimization –
Cuts cost, reduces waste, and scales sustainable innovation across programs

Flight Test Data Intelligence –
Transforms operational data into engineering foresight

Turning engineering knowledge into intelligence — ACCELERATING innovation, IMPROVING quality, and SCALLING excellence

CFD USING GPU

Unlocking a new ERA of Simulation –
from IMPOSSIBLE to 6 HOURS (unsteady)
from 10 HOURS to 3 MINUTES (steady state)

CFD – Computational Fluid Dynamics
GPU – Graphic Processing Unit


COMPLETE AIRCRAFT
UNSTEADY SIMULATION

2025

EMBRAERDAY

25 YEARS EMBRAER LISTED NYSE


2025
EMBRAERDAY
25 YEARS
EMBRAER LISTED NYSE
E2
E195-E2
EMBRAER

2025 EMBRAER DAY

JOHANN BORDAIS
CEO
Eve Air Mobility



25 YEARS EMBRAER LISTED NYSE

EMBRAER



Johann C. Bordais
Chief Executive Officer
Eve Air Mobility
NYSE: EVEX | B3: EVEB31

Fortaleza, Brazil - 1970



Austin, Texas - 2014



Global population in billions of people

8.1 — 2023

9.7 — 2050

Urban population in billions of people

4.6 — 2023

6.7 — 2050

Source: Eve Global Market Outlook - 2025

Hours lost in congestion by person in 2024


196h
226h
London
222h
112h
234h

Source: Eve Global Market Outlook - 2025

Smarter, safer and greener.


EVE





WORLD-CLASS DEVELOPMENT PROGRAM PARTNERS

Motors	Battery	External Lights	Thermal Management	Avionics	Actuators	Seats	Rotors & Propeller	Flight Control Computers	Control Surfaces
BETA & Nidec Aerospace	BAE SYSTEMS	Honeywell	INTERGALACTIC	GARMIN	LIEBHERR	RECARO	DUC	EMBRAER	FACC

Doors	Pylons	Fuselage Components	Fuselage Components	Windows	Wing	Sensors	Pilot Control	Interior	Power Distribution Systems
LATÉCOÈRE	KAI	ALLTEC	RALLC	KASIGLAS	ACITURRI TECH	THALES	CROUZET	DIEHL Aviation	ASE

eVTOL, SERVICES & VETOR CUSTOMERS

Eve eVTOL
Designed to ensure safety, accessibility, and comfort

28 Customers in 9 countries

Eve TechCare
The ultimate all-in-one service portfolio for eVTOLs

14 Customers and partners in 8 countries

Eve Vector
Eve's unique Urban Air Traffic Management software solution

21 Customers and partners in 10 countries

~2,800 Pre-ordered eVTOLs
Firm + LOIs

~$14B Pre-order book value
Based on current List Price

Complete solution for eVTOLs
Helping our customers operate efficiently and profitably

REVO SIGNED FIRST BINDING eVTOL ORDER - $250 M

2027

Target Entry Into Service in São Paulo, Brazil

Primary use case

Airport shuttle in São Paulo

Commercial Agreement Highlights

10 vehicles - binding

40 vehicles - options

TechCare
Service Agreement

Note: Revo is the UAM subsidiary of OHI Group, a Portuguese holding company with over 20 years of experience in helicopter operations and LATAM's largest helicopter operator.


revo
OHI
revo

PATH TO REVENUE & PROFITABILITY


BNDES
BNDES CREDIT LINE
eVTOL ARCHITECTURE DEFINITION
1ST ENG. PROTOTYPE ROLL OUT
LOIs–FIRM ORDER CONVERSION
[B]3
CAPITAL RAISE B3 LISTING
BRAZIL PRODUCTION FACILITY
CERTIFICATION CAMPAIGN
1ST DELIVERY
2022
2023
2024
2025
2026
2027 (Target)
IPO NYSE
NYSE
SUPPLIERS SELECTION
CAPITAL RAISE
$
1ST ENG. PROTOTYPE GROUND TESTS
1ST ENG. PROTOTYPE FLIGHT TESTS
ASSEMBLY OF 5 CONFORMING PROTOTYPES
TYPE CERTIFICATION

Note: Timeline in graph not to scale.

~US$ 1 BILLION RAISED SINCE 2022

De-SPAC Combination with PIPE Investments
NYSE | 2022
EMBRAER
UNITED · acciona · BAE SYSTEMS
SKYWEST · bradesco · THALES · ROLLS ROYCE
Republic Airways · FALKO · AZORRA
~$400 million

DEBT | 2023
BNDES
R&D standby facility | 12-year maturity
3–4-year grace period | 5.5% interest rate
disbursement 2023-2025
~$95 million

NEW EQUITY | 2024
EMBRAER · SPACE FLORIDA
Nidec Aerospace
+ FINANCIAL INVESTORS
~$96 million

NEW DEBT | 2024-2025
BNDES ~$125 million
+
citi ~$50 million
+
Finep ~$16 million
~$190 million

NEW EQUITY | 2025
EMBRAER · BNDES
+ FINANCIAL INVESTORS
~$230 million

~$1 billion raised in total





Johann C. Bordais
Chief Executive Officer
Eve Air Mobility
NYSE: EVEX | B3: EVEB31


2025
EMBRAERDAY
25 YEARS
EMBRAER
LISTED
NYSE


2025
EMBRAERDAY
25 YEARS
EMBRAER LISTED NYSE
E2
E195-E2
EMBRAER

2025
EMBRAERDAY

ANTONIO CARLOS GARCIA
Executive Vice President & CFO
Embraer



EMBRAERDAY 2025

EMBRAER'S 25-YEAR TRANSFORMATION

2000



ERJ



Legacy 600

Market Cap: 12/31/2000 – 09/30/2025

EMBRAER'S 25-YEAR TRANSFORMATION

2000



ERJ

Legacy 600


29.7
~160%
11.4
US$bn
2000
2025LTM

BACKLOG

Market Cap: 12/31/2000 – 09/30/2025

EMBRAER'S 25-YEAR TRANSFORMATION

2000



ERJ



Legacy 600


29.7
~160%
11.4
US$bn
2000
2025LTM

BACKLOG


6.9
~140%
2.9
US$bn
2000
2025LTM

REVENUE

Market Cap: 12/31/2000 – 09/30/2025

EMBRAER DAY 2025

EMBRAER'S 25-YEAR TRANSFORMATION

25 YEARS EMBRAER LISTED NYSE

2000



ERJ



Legacy 600



US$bn
11.4
29.7
~160%
2000
2025LTM

BACKLOG



US$bn
2.9
6.9
~140%
2000
2025LTM

REVENUE



US$bn
596
1.038
~75%
2000
2025LTM

EBITDA

Market Cap: 12/31/2000 – 09/30/2025

EMBRAER

EMBRAERDAY 2025

EMBRAER'S 25-YEAR TRANSFORMATION

25 YEARS EMBRAER LISTED NYSE

2000



ERJ



Legacy 600


29.7
~160%
11.4
US$bn
2000
2025LTM

BACKLOG


6.9
~140%
2.9
US$bn
2000
2025LTM

REVENUE


1.038
~75%
596
US$bn
2000
2025LTM

EBITDA


20.923
~100%
10.33
US$bn
2000
2025

EMPLOYEES

Market Cap: 12/31/2000 – 09/30/2025

EMBRAER

EMBRAER DAY 2025

EMBRAER'S 25-YEAR TRANSFORMATION

25 YEARS EMBRAER LISTED NYSE


2000
ERJ
Legacy 600
2025
E-Jets
E-Jets E2
Phenom300E
Phenom 100EX
Praetor 500
Praetor 600
ST – A29
KC-390
Millennium


US$bn
11.4
29.7
~160%
2000
2025LTM

BACKLOG


US$bn
2.9
6.9
~140%
2000
2025LTM

REVENUE


US$bn
596
1.038
~75%
2000
2025LTM

EBITDA


US$bn
10.33
20.923
~100%
2000
2025

EMPLOYEES


US$bn
5.1
11.1
~120%
2000
2025

MARKET CAP

Market Cap: 12/31/2000 – 09/30/2025

EMBRAER

SUSTAINABLE GROWTH

Recent Performance Paving the Way Forward

NET REVENUE


US$m
+14% CAGR
3,771
4,197
4,540
5,268
6,395
6,919
7,000 – 7,500
2020
2021
2022
2023
2024
2Q25 LTM
2025E

TOP LINE WITH DOUBLE DIGIT GROWTH

Note: Revenue and Adjusted EBIT do not consider EVE. *Adj. EBIT (margin) ex BA and extraordinary items for 2024 $$490m (+7.6%); 2025 LTM ex BA and extraordinary items US$596m (+8.6%).

SUSTAINABLE GROWTH

Recent Performance Paving the Way Forward

NET REVENUE

US$m



+14% CAGR
7,000 – 7,500
3,771
4,197
4,540
5,268
6,395
6,919
2020
2021
2022
2023
2024
2Q25 LTM
2025E

TOP LINE WITH DOUBLE DIGIT GROWTH

ADJUSTED EBIT*



Adj. EBIT Margin
Adj. EBIT
7.5% - 8.3%
-2.7%
4.0%
6.0%
6.6%
7.6%
8.6%
2020
2021
2022
2023
2024
2Q25 LTM
2025E

2021-25 FCF US$2bn+

CONSISTENT MARGINS IMPROVEMENT

Note: Revenue and Adjusted EBIT do not consider EVE. *Adj. EBIT (margin) ex BA and extraordinary items for 2024 S$490m (+7.6%); 2025 LTM ex BA and extraordinary items US$596m (+8.6%).

CAPITAL STRUCTURE OPTIMIZATION

Strengthening our Financial Position

DURATION

Years


4.4
3.7
3.4
4.6
3.8
6.0
9.0
2020
2021
2022
2023
2024
2Q25
2025(E)

CAPITAL STRUCTURE OPTIMIZATION

Strengthening our Financial Position

DURATION

Years


4.4
3.7
3.4
4.6
3.8
6.0
9.0
2020
2021
2022
2023
2024
2Q25
2025(E)

CAPITAL STRUCTURE


40%
41%
47%
52%
59%
64%
60%
59%
53%
48%
41%
36%
2020
2021
2022
2023
2024
2Q25
Debt
Equity

CAPITAL STRUCTURE OPTIMIZATION

Strengthening our Financial Position

DURATION

Years



4.4
3.7
3.4
4.6
3.8
6.0
9.0
2020
2021
2022
2023
2024
2Q25
2025(E)

CAPITAL STRUCTURE



40%
41%
47%
52%
59%
64%
60%
59%
53%
48%
41%
36%
2020
2021
2022
2023
2024
2Q25
Debt
Equity

NET DEBT/ADJUSTED EBITDA



20.7
3.9
2.3
1.4
0.1
2020
2021
2022
2023
2024
2025(E)

HIGHER EFFICIENCY AND PROFITABILITY

Support Sustainable Growth Until the End of the Decade

US$m

ASSET TURNOVER


2.01
1.91
1.73
1.62
1.47
1.31
1.31
0.92
1.06
1.14
1.25
1.39
2013
2014
2015
2016
2017
2018
2019
2020
2021
2022
2023
2024
2025E

HIGHER EFFICIENCY AND PROFITABILITY

Support Sustainable Growth Until the End of the Decade

US$m

ASSET TURNOVER



2.01
1.91
1.73
1.62
1.47
1.31
1.31
0.92
1.06
1.14
1.25
1.39
2013 2014 2015 2016 2017 2018 2019 2020 2021 2022 2023 2024 2025E

RETURN ON INVESTED CAPITAL



9.8%
7.0%
4.9%
8.7%
6.8%
3.9%
-0.2%
-1.5%
2.5%
6.0%
8.8%
10.2%
Embraer avg. cost of capital
2013 2014 2015 2016 2017 2018 2019 2020 2021 2022 2023 2024 2025E

HIGHER EFFICIENCY AND PROFITABILITY

Support Sustainable Growth Until the End of the Decade

US$m

ASSET TURNOVER


2.01
1.91
1.73
1.62
1.47
1.31
1.31
0.92
1.06
1.14
1.25
1.39
2013
2014
2015
2016
2017
2018
2019
2020
2021
2022
2023
2024
2025E

RETURN ON INVESTED CAPITAL


9.8%
7.0%
4.9%
8.7%
6.8%
3.9%
-0.2%
-1.5%
2.5%
6.0%
8.8%
10.2%
Embraer avg. cost of capital
2013
2014
2015
2016
2017
2018
2019
2020
2021
2022
2023
2024
2025E

VALUE CREATION FOR SHAREHOLDERS


ERJ (2020 – 2025[1])
202%
0%
2020
2021
2022
2023
2024
2025

[1]September 30, 2025 / Calculated in USD / Source: S&P

EARNINGS PER SHARE


NEW PRODUCTS' DEVELOPMENT
HARVEST SEASON
SUSTAINABLE GROWTH
First dividends payment since 2018
3.0
2.0
1.0
0.0
-1.0
-2.0
-3.0
-4.0
-5.0
E-Jets E2
KC-390
-5.10
2.72
2.05
+$1.3bn net income
2019
2020
2021
2022
2023
2024
2025

ADS basic (US$), 12m rolling basis

EMBRAER DAY 2025

FLIGHT PLAN FOR THE NEXT 10 YEARS

US$bn


7.0 – 7.5
2025
MSD-HSD CAGR*
ACCELERATED GROWTH WITH CURRENT PLATFORMS
EXECUTIVE AVIATION
DEFENSE & SECURITY
COMMERCIAL AVIATION
SERVICES & SUPPORT
Double-digit revenue
2030
HSD CAGR*
EVE DRIVES GROWTH
EVE
Mid-teens revenue
2035

MSD = Mid-single digit and HSD = High-single digit


EMBRAERDAY
25 YEARS
EMBRAER LISTED NYSE
COMMERCIAL AVIATION
EXECUTIVE AVIATION
DEFENSE & SECURITY
SERVICES & SUPPORT
EMBRAER

ONE MORE THING...

BEFORE

25 YEARS

ERJ
LISTED
NYSE

EMBRAER
REGIONAL
JETS

AND NOW, READY TO FLY HIGHER.

25 YEARS
ERJ
LISTED
NYSE

EMBRAER
REGIONAL
JETS

→

25 YEARS
EMBJ
LISTED
NYSE

EMBRAER
JETS

EMBRAER

25 YEARS

EMBJ
LISTED
NYSE

STRONGER THAN EVER
AND READY TO FLY HIGHER!